                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )

                                 AMPLIDYNE, INC.
                 ----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    032103103
                                 --------------
                                 (CUSIP Number)

                             Edward B. Winslow, Esq.
                            Jacobs Persinger & Parker
             77 Water Street, New York, New York 10005   212-344-1866
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 18, 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 032103103
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         Jerome Belson
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                     (a) / /
         MEMBER OF A GROUP*                                             (b) /X/

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                       / /
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  669,074
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                               669,074
                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               ---
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         669,074 shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  /X/
         ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 032103103
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         The Jerome Belson Foundation, f/k/a The Joseph Belsky
         Foundation
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                     (a) / /
         MEMBER OF A GROUP*                                             (b) /X/

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                       / /
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  88,000
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                               88,000
                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               ---
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         88,000 shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
         ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.1%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  032103103
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         Marjorie Belson
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                     (a) / /
         MEMBER OF A GROUP*                                             (b) /X/

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                       / /
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                10,000
REPORTING PERSON                     -------------------------------------------
WITH                                 (8)  SHARED VOTING POWER

                                            ---
                                     -------------------------------------------
                                     (9)  SOLE DISPOSITIVE POWER

                                            10,000
                                     -------------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                            ---
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         10,000 shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  / /
         ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 032103103
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         Brianne Goldstein
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                   (a) / /
         MEMBER OF A GROUP*                                           (b) /X/

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      / /
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                50,000
REPORTING PERSON                     -------------------------------------------
WITH                                 (8)  SHARED VOTING POWER

                                             ---
                                     -------------------------------------------
                                     (9)  SOLE DISPOSITIVE POWER

                                             50,000
                                     -------------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                             ---
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         50,000 shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  / /
         ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 032103103
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         Joshua Goldstein
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                   (a) / /
         MEMBER OF A GROUP*                                           (b) /X/

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      / /
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                20,400
REPORTING PERSON                     -------------------------------------------
WITH                                 (8)  SHARED VOTING POWER

                                             ---
                                     -------------------------------------------
                                     (9)  SOLE DISPOSITIVE POWER

                                             20,400
                                     -------------------------------------------
                                     (10) SHARED DISPOSITIVE POWER

                                             ---
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         20,400 shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  / /
         ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 032103103
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         Toby Goldstein
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                   (a) / /
         MEMBER OF A GROUP*                                           (b) /X/

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      / /
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  25,000
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                               25,000
                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                             ---
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         25,000 shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  / /
         ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 032103103
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         Jaclyn Belson
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                   (a) / /
         MEMBER OF A GROUP*                                           (b) /X/

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      / /
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  10,000
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                               10,000
                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               ---
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         10,000 shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  / /
         ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 032103103
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

         Jonathan Belson
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                   (a) / /
         MEMBER OF A GROUP*                                           (b) /X/

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      / /
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  20,000
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                               20,000
                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               ---
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         20,000 shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  / /
         ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to shares of Common Stock, par value $.0001 per share (the "Common Stock"), of Amplidyne, Inc. whose Ticker Symbol is AMPD (the "Company"), whose principal executive office is located at 59 LaGrange Street, Raritan, New Jersey 08869.

ITEM 2.  IDENTITY AND BACKGROUND

         The names and addresses of the persons filing this Schedule are as follows:

         Jerome Belson, whose address is Jerome Belson Associates, Inc., 495 Broadway, New York, NY 10012. Jerome Belson is Chairman of the Board of Jerome Belson Associates, Inc., a real estate management company; Chairman of the Board of WE Magazine (magazine on lifestyle of people with disabilities); and President of Associated Builders and Owners of Greater New York, Inc.

         The Jerome Belson Foundation, a New York not-for-profit corporation formerly known as The Joseph Belsky Foundation (the "Foundation"), is organized for educational, charitable and scientific purposes. The Foundation's address is 495 Broadway, New York, New York 10012. Jerome Belson is the President of the Foundation. Certain information concerning the officers of the Foundation is set forth in Annex I hereto.

         Marjorie Belson is the daughter-in-law of Jerome Belson. Her address is 315 Ocean Parkway - Apt. 1P, Brooklyn, NY 11218.

         Brianne Goldstein is the daughter of Jerome Belson. Her address is 22 A Putnam Green, Greenwich, CT 06830.

         Joshua Goldstein is a grandson of Jerome Belson. His address is 5516 South Robertson - Apt. A., New Orleans, LA 70115.

         Toby Goldstein is a granddaughter of Jerome Belson. Her address is 22 A Putnam Green, Greenwich, CT 06830.

         Jaclyn Belson is a granddaughter of Jerome Belson. Her address is 444 East 86th Street - Apt. 12G, New York, NY 10028.

         Jonathan Belson is a grandson of Jerome Belson. His address is 444 East 86th Street - Apt. 12G, New York, NY 10028.

         None of Jerome Belson, the Foundation, Marjorie Belson, Brianne Goldstein, Joshua Goldstein, Toby Goldstein, Jaclyn Belson, or Jonathan Belson has, and to the best of the knowledge of Jerome Belson, the Foundation, Marjorie Belson, Brianne Goldstein, Joshua Goldstein, Toby Goldstein, Jaclyn Belson and Jonathan Belson no person listed on Annex I has, during the past five years been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Jerome Belson, Marjorie Belson, Brianne Goldstein, Joshua Goldstein, Toby Goldstein, Jaclyn Belson, and Jonathan Belson are United States citizens. The Foundation is a New York domestic not-for-profit corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price of the 669,074 shares of Common Stock of the Company (inclusive of 50,000 shares of Common Stock which there is a right to acquire in accordance with warrants that are currently exercisable) purchased by Jerome Belson is $2,027,190 including brokerage commissions. Jerome Belson used his personal funds to purchase such shares of Common Stock.

         The aggregate purchase price of the 88,000 shares of the Common Stock of the Company purchased by the Foundation was $509,533, including brokerage commissions. The Foundation used funds from its capital to purchase such shares of Common Stock.

         The aggregate purchase price of the 10,000 shares of the Common Stock of the Company purchased by Marjorie Belson was $28,366, including brokerage commissions (but excluding 1,500 shares received by gift from Jerome Belson on March 6, 2000 which were previously purchased by Mr. Belson at a cost of $10,380.) Marjorie Belson used her personal funds to purchase such shares of Common Stock.

         The aggregate purchase price of the 50,000 shares of the Common Stock of the Company purchased by Brianne Goldstein was $135,074, including brokerage commissions (but excluding 1,500 shares received by gift from Jerome Belson on March 6, 2000 which were previously purchased by Mr. Belson at a cost of $10,380.) Brianne Goldstein used her personal funds to purchase such shares of Common Stock.

         The aggregate purchase price of the 20,400 shares of the Common Stock of the Company purchased by Joshua Goldstein was $57,130, including brokerage commissions (but excluding 1,500 shares received by gift from Jerome Belson on March 6, 2000 which were previously purchased by Mr. Belson at a cost of $10,380.) Joshua Goldstein used his personal funds to purchase such shares of Common Stock.

         The aggregate purchase price of the 25,000 shares of the Common Stock of the Company purchased by Toby Goldstein was $74,378, including brokerage commissions (but excluding 1,500 shares received by gift from Jerome Belson on March 6, 2000 which were previously purchased by Mr. Belson at a cost of $10,380.) Toby Goldstein used her personal funds to purchase such shares of Common Stock.

         The aggregate purchase price of the 10,000 shares of the Common Stock of the Company purchased by Jaclyn Belson was $27,230, including brokerage commissions (but excluding 1,500 shares received by gift from Jerome Belson on March 6, 2000 which were previously purchased by Mr. Belson at a cost of $10,380.) Jaclyn Belson used her personal funds to purchase such shares of Common Stock.

         The aggregate purchase price of the 20,000 shares of the Common Stock of the Company purchased by Jonathan Belson was $53,584, including brokerage commissions (but excluding 1,500 shares received by gift from Jerome Belson on March 6, 2000 which were previously purchased by Mr. Belson at a cost of $10,380.) Jonathan Belson used his personal funds to purchase such shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purchases of the shares reported in this Schedule 13D were made for the purpose of making an investment in the Company. Consistent with such purpose, Jerome Belson has had and expects to continue to have discussions with management of the Company concerning the Company and the investment of persons making this filing therein. Jerome Belson may also engage in such discussions with other shareholders of the Company.

         The persons making this filing may, in the future, purchase additional shares of the Common Stock of the Company depending on the price of the shares and circumstances at the time of such acquisitions, if any, are made. Alternatively, any of the persons making this filing may at any time determine to realize on such person's investment in the securities of the Company through their sale.

         The persons making this filing have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of
ITEM 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on August 24, 2001, Jerome Belson, The Foundation, Marjorie Belson, Brianne Goldstein, Joshua Goldstein, Toby Goldstein, Jaclyn Belson and Jonathan Belson beneficially owned 669,074 (inclusive of 50,000 warrants), 88,000, 10,000, 50,000, 20,400, 25,000, 10,000, and 20,000 shares of Common Stock of the Company, respectively, for an aggregate of 892,474 shares representing approximately 11.2% of the aggregate of the outstanding Common Stock of the Company (based on information from the Company's Form 10-QSB for the period ended June 30, 2001, which indicates 7,892,661 shares of Common Stock outstanding).

         (b) Under the definition of beneficial ownership in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), Jerome Belson may also be deemed to be a beneficial owner of the 88,000 shares of the Company owned by The Jerome Belson Foundation because Mr. Belson, in his capacity as President of the Foundation, might be deemed to have the power to dispose of and vote the shares of the Company owned by the Foundation. However, neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Belson is the owner of the shares of the Company beneficially owned by the Foundation for purposes of Section 13(d) of the Act or for any other purpose.

         (c) Each of Jerome Belson, the Foundation, Marjorie Belson, Brianne Goldstein, Joshua Goldstein, Toby Goldstein, Jaclyn Belson and Jonathan Belson has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock of the Company owned by each of them.

         (d) Between June 15, 2001 and the date hereof none of the persons filing this Schedule 13D has effected any transactions in the Common Stock of the Company except:

                  (i) On June 29, 2001 Jerome Belson purchased from the Company in a privately negotiated transaction 100,000 shares of the Common Stock and 50,000 warrants each for the purchase of one share of Common Stock exercisable at $3.00 per share for a purchase price per share of Common Stock and one-half warrant of $1.50; and

                  (ii) The Foundation purchased shares of the Common Stock of the Company in the open market on the NASDAQSC National Market as described below.

DATE                SHARES PURCHASED             PRICE PER SHARE
----                ----------------             ---------------
6/18/01                   500                        $1.73
6/19/01                   500                         1.57
6/19/01                   500                         1.63
6/19/01                   500                         1.60

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1: Written agreement relating to the filing of a joint acquisition statement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2001


                                   /s/ Jerome Belson
                                   ----------------------------
                                   Jerome Belson

                                   The Jerome Belson Foundation

                                   By: /s/ Jerome Belson
                                   ----------------------------
                                   Jerome Belson, President

                                   /s/ Marjorie Belson
                                   ----------------------------
                                   Marjorie Belson

                                   /s/ Brianne Goldstein
                                   ----------------------------
                                   Brianne Goldstein

                                   /s/ Joshua Goldstein
                                   ----------------------------
                                   Joshua Goldstein

                                   /s/ Toby Goldstein
                                   ----------------------------
                                   Toby Goldstein

                                   /s/ Jaclyn Belson
                                   ----------------------------
                                   Jaclyn Belson

                                   /s/ Jonathan Belson
                                   ----------------------------
                                   Jonathan Belson

EXHIBIT 1

         The undersigned hereby agree that the Schedule 13D and any amendments thereto, filed by Jerome Belson, The Jerome Belson Foundation, Marjorie Belson, Brianne Goldstein, Joshua Goldstein, Toby Goldstein, Jaclyn Belson and Jonathan Belson under the Securities Exchange Act of 1934, (the "Act") reporting the beneficial ownership of shares of Common Stock of Amplidyne, Inc. may be filed with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Act on behalf of the undersigned.

Dated: August 27, 2001

                                       /s/ Jerome Belson
                                       ----------------------------
                                       Jerome Belson

                                       The Jerome Belson Foundation

                                       By: /s/ Jerome Belson
                                       ----------------------------
                                       Jerome Belson, President

                                       /s/ Marjorie Belson
                                       ----------------------------
                                       Marjorie Belson

                                       /s/ Brianne Goldstein
                                       ----------------------------
                                       Brianne Goldstein

                                       /s/ Joshua Goldstein
                                       ----------------------------
                                       Joshua Goldstein

                                       /s/ Toby Goldstein
                                       ----------------------------
                                       Toby Goldstein

                                       /s/ Jaclyn Belson
                                       -----------------------------
                                       Jaclyn Belson

                                       /s/ Jonathan Belson
                                       -----------------------------
                                       Jonathan Belson

ANNEX I

         The following is a list of the officers of The Jerome Belson
Foundation:

                                                    PRINCIPAL OCCUPTION
NAME AND POSITION                                   AND BUSINESS ADDRESS

Jerome Belson                                    Chairman of the Board of Jerome
  - President                                      Belson Associates, Inc.
                                                 495 Broadway
                                                 New York, New York  10012

Maxine Belson                                    Housewife
  - Vice President                               197 Rugby Road
                                                 Brooklyn, New York  11226

I. Victor Belson                                 Attorney
  - Vice President                               Belson, Perlman & Szuflita
                                                 400 Madison Avenue
                                                 New York, New York  10017

Brianne Goldstein                                Housewife
  - Treasurer                                    22 A Putnam Green
                                                 Greenwich, CT  06830

Ruth Kessler                                     Executive Secretary
  - Secretary                                    Belson Associates, Inc.
                                                 495 Broadway
                                                 New York, New York  10012


         All of the above named individuals are citizens of the United States.



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